Filed by Star Peak Energy Transition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Energy Transition Corp.

Commission File No. 001-39455

Stern Energy
Mad Money Interview
Monday, February 15, 2021, 8:00 AM Eastern

CORPORATE PARTICIPANTS Jim Cramer - Mad Money, Host John Carrington - Stem Energy, CEO

PRESENTATION

Jim Cramer

I keep telling you that the SPAC attack, the endless tide of new special purpose acquisition companies, is starting to make me a little nervous because so many of them have become get gimmicky or celebrity-oriented. It is ridiculous but do you know what? There are still some enticing SPAC stories, the ones that are merging with high-quality start-ups and those well, I have got to get you in them. I don't want you to miss them.

Take Star Peak Energy Transition that is STPK. In early December, we learned that these guys are merging with Stem in a bid to create the first publicly traded pure-play smart energy storage company in the U.S. I think maybe you could have one. We have got a huge boom in solar, but the biggest obstacle in storing that power is to still have electricity when the sun goes down, right? Stem, which is a well-established company founded in 2009, sells integrated energy storage systems with their own AI-driven software as a service that tells you when to switch from on-site power generation to the grid to your batteries.

I think this is an exciting space. It's one of the reasons, by the way, that we have been recommending Generac forever, and since the news broke, Star Peak has surged from $10 to $39, putting it in the ranks of the best performing SPACs. We are definitely late to the party here, I admit that, but as we get closer to the closing, when Star Peak will become Stem, I think you could see some volatility. Sometimes that can create buying opportunities, so let's would take a closer look with John Carrington, the CEO of Stem, to get a clearer picture of his company before it merges with this pile of money that is Star Peak.

Mr. Carrington, welcome to Mad Money.

John Carrington

Thanks, Jim. Great to be here with you today.

Jim Cramer

Well, John, I have got to tell you you are a sight for sore eyes and a breath of fresh air for me because I have been getting very, very tired of seeing a lot of SPACs of money chasing things that people don't know anything about either way but you are a seasoned pro from your industry merging with a great group of guys with a company that I frankly wish I had learned about earlier. I am giving you the floor. Talk about maybe the best of the energy companies that has hit my desk in a very long time.

John Carrington

Well, thank you, Jim, and really a pleasure to be here and as you said, we are the first pure-play smart energy storage company to go public, and we provide clean energy, battery storage solutions that allow our customers to reduce energy cost, reduce carbon emissions and provide greater reliability for the grid all operated by our proprietary AI-driven software platform called Athena and our customer base Jim is really around commercial industrial which are typically corporates, and we can unpack that a little bit more; utilities and grid operators and then the large solar developers that you alluded to earlier and I couldn't agree more.

This merger with the Star Peak team and the team that I am fortunate enough to lead is really, I think, best in class, and we are very aligned on the future strategy together. I couldn't be happier.

Stem Energy

Monday, February 15, 2021, 8:00 AM Eastern

Jim Cramer

Now I am looking at customers; I am looking at a Walmart, Facebook, Home Depot, United Parcel, Wells Fargo, Amazon. This is as good as it gets.

John Carrington

It is really is.

Jim Cramer

What do these companies see in you? What do you do for them that is so important that they are all using you?

John Carrington

Well, so our predictive analytics platform, the Athena platform, is saving these corporates 30% a month on their energy bill and will also because of the domain expertise that we have in these markets we know how to enroll them in special programs and tariffs that exist. So they really depend on us to help continue to drive lower and lower energy costs.

They also are looking for an ESG narrative, Jim, and we can provide that because they can do what is called market participation. So we can actually enroll that system into the market, help if there is intermittency on the grid or if the utility needs capacity; it is the fastest responding capacity that is available in the market today. So it's really a win, win, win across the board for our Fortune 500 and those large enterprise companies that you just mentioned.

Jim Cramer

I am going to be a little pejorative here. A lot of children have been coming on the show lately who are involved with SPACs; I regard them as children because I look at their resumes, and they haven't done anything. I look at your resume, and I realize, holy cow, 16 years at GE with an incredibly, incredibly good division, and I know that division quite well because I worked at GE, and I see the things that you have done beforehand. This is a seasoned team. This is not some team that has decided, you know what, I have got to get money because they are giving it away.

John Carrington

Yeah, thank you. I couldn't agree more, and I really when I hired the executive team Jim this was a group of people that were much bigger than what they were when they joined this company and today we are extremely well-positioned. We have the right team in place, and we are going to take this thing to the next chapter and have really best in class talent, whether it is software depth, finance depth, or, you know, product launch depth. It is all here with this company, and I couldn't agree more.

My 16 years at GE were informative, and I certainly I lived all over the world with them, and I think that will serve me well as we look at opening global markets with this new balance sheet that we have on the other side of this transaction.

Jim Cramer

Well, John, I have to hope that the president's team sits down with you and tries to figure out how to rationalize this. They need people like you to explain the grid to them so that we get it to the point where we have the 30% reduction that you are talking about. Have you spent any time with the people in this administration?

Stem Energy

Monday, February 15, 2021, 8:00 AM Eastern

John Carrington

No. Very little to this point, Jim. I think they are pulling together their strategy, and I would welcome the opportunity. I think that when you look at the cost levels now of solar and wind, the low fossil, and you look at the degradation curve of battery cost, this is a market that's going to be $1.2 trillion and growing at 25 times over the next ten years. So they have got to engage around this. If they want to put more solar and wind onto the grid, the best way to do that and avoid the intermittency and the consequences quite frankly that can occur when the wind doesn't blow, and the sun doesn't shine as you mentioned in the opening storage is that solution. It is the fastest responding to address that intermittency problem, so we would welcome it, and we will certainly engage wherever we can to be helpful.

Jim Cramer

Maybe. Many years ago, I had a discussion with Elon Musk about storage, and I didn't believe what he said could happen, which is basically what Stem is doing. How--things are happening very quickly now in your space, correct? I mean, those who are using assumptions that maybe we are going to be stuck on fossil fuels until 2040 no chance to get out; maybe they are not aware of what Stem is doing.

John Carrington

Yeah. I mean, look, it's one of our investors that is with the company said peaker free by 23. I mean, I think you have an opportunity to displace a lot of fossil generation with storage, and the reason is Jim, you have the ability to be very strategic on where you place this resource and this asset, so if you have a constrained area in the LA basin as an example we can be very prescriptive on where we put our systems to help that grid constraint and in fact we have done that, and last year we had over 20,000 calls on those systems in Los Angeles alone, and when we were seeing rolling blackouts here in California, we delivered 50 MW on August 14 which was the equivalent of 20,000 homes. So this is becoming a very material part of the grid and a very material part of helping utilities operate in an environment that has much more renewable assets.

Jim Cramer

Well, I am going to have to add you to the group of ones of the SPACS that I do like, like DraftKings where I have a relationship with that I think has a real business, and it's not just money chasing money and in the end, letting people holding the bag. John Carrington, it is an honor to have you on the show. CEO of Stem. Great to meet you, sir.

John Carrington

Thank you, Jim.

Jim Cramer

Eureka. We found one. Mad Money is back after the break.

Stem Energy

Monday, February 15, 2021, 8:00 AM Eastern

Additional Information

This communication is being made in respect of a proposed merger transaction (the “proposed transactions”) involving Star Peak Energy Transition Corp. (“STPK”) and Stem, Inc. (the “Company”). The proposed transactions will be submitted to stockholders of STPK for their consideration and approval at a special meeting of stockholders. In connection with the proposed transactions, STPK has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”), which includes a preliminary proxy statement / prospectus / written consent solicitation to be distributed to STPK stockholders in connection with STPK’s solicitation for proxies for the vote by STPK’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to stockholders of the Company in connection with the completion of the proposed transactions. After the Registration Statement has been declared effective, STPK will mail a definitive proxy statement / prospectus / written consent solicitation and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors and security holders of STPK are advised to read the preliminary proxy statement / prospectus / written consent solicitation, and, when available, any amendments thereto, and the definitive proxy statement / prospectus / written consent solicitation in connection with STPK’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus / written consent solicitation contains important information about the proposed transaction and the parties to the proposed transaction. Stockholders may also obtain copies of the proxy statement / prospectus / written consent solicitation, without charge at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Energy Transition Corp., 1603 Orrington Ave., 13 Floor Evanston, IL 60201.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

STPK and the Company and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of STPK’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of STPK’s stockholders in connection with the proposed business combination is set forth in STPK’s registration statement / proxy statement that has been filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of STPK’s directors and officers in STPK’s filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by STPK, which includes the proxy statement / prospectus / written consent solicitation of STPK for the proposed transaction.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events of STPK or the Company’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “or“ or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by STPK and its management, and the Company and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against STPK, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of STPK, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that the Company or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) the Company’s estimates of its financial performance; 12) the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in STPK’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Stark Peak nor the Company undertakes any duty to update these forward-looking statements, except as otherwise required by law.